ClickSoftware Contact:	Investor Relations Contact:
Noa Schuman	Rob Fink
Investor Relations	KCSA Strategic Communications
+972-3-7659-467	212-896-1206
Noa.Schuman@clicksoftware.com	rfink@kcsa.com

ClickSoftware Reports Record Revenues of $100 Million for 2012

Annual Revenues Increase 15%;

Fourth Quarter Revenues Increase 19% Year-Over-Year;

Company Announces 2013 Revenue and EPS Guidance

Burlington, MA, February 4, 2013 – ClickSoftware Technologies Ltd. (NasdaqGS: CKSW), the leading provider of automated workforce management and optimization solutions for the service industry, today announced results for the fourth quarter and year ended December 31, 2012.

Fourth Quarter and Full Year 2012 Highlights

•	Fourth quarter 2012 revenues reach $28.4 million (19% growth);
•	2012 annual revenues reach $100 million mark (15% growth);
•	Total cash and investments at $59.4 million;
•	Annual cash from operations was $16.2 million.

Fourth Quarter Results

For the fourth quarter ended December 31, 2012, total revenues were $28.4 million, up 19% from $24.0 million in the fourth quarter of 2011. Net income for the fourth quarter of 2012 was $3.9 million, or $0.12 per fully diluted share, compared to net income of $2.9 million, or $0.09 per fully diluted share, for the same period last year.

Non-GAAP net income for the quarter was $4.2 million, or $0.13 per fully diluted share, compared to $4.9 million, or $0.15 per fully diluted share, for the same period last year.

Software license revenues for the fourth quarter of 2012 were $10.8 million, up 18% compared with software license revenues of $9.2 million for the same period last year. Service and maintenance revenues were $17.6 million, up 19% compared with service and maintenance revenues of $14.8 million in the same period last year.

Gross profit in the fourth quarter of 2012 was $18.5 million, or 65% of revenues, compared to $15.0 million, or 63% of revenues, in the same period last year.

Net cash provided by operating activities was $10.7 million during the fourth quarter of 2012. Following a $2.5 million cash dividend payment, cash, cash equivalents and short and long-term investments at the end of the fourth quarter of 2012 were $59.4 million, an increase of $7.8 million compared to the end of the third quarter of 2012.

Full Year 2012 Results

Total revenues for 2012 grew 15% over 2011 to $100.0 million, yielding net income of $7.5 million, or $0.23 per fully diluted share.  This compares with revenues of $87.1 million and net income of $12.2 million, or $0.38 per fully diluted share, for 2011.  Non-GAAP net income for 2012 was $10.2 million, or $0.31 per fully diluted share. This compares with Non-GAAP net income of $17.0 million, or $0.53 per fully diluted share, for 2011.

Management Commentary

“2012 was an exciting year for us as we broke the $100 million revenue mark and invested in initiatives that will expand our addressable market and allow us to accelerate long-term growth,” commented Dr. Moshe BenBassat, ClickSoftware’s Chairman and CEO. “Contributing to our annual results was a record fourth quarter with $28.4 million in revenues, which was solidified by strong wins with new customers and continued geographic expansion. The reduction of our profitability in 2012 is mostly attributable to our investments in cloud operations, research and development and sales and marketing. During 2012 we hired more than a hundred employees, growing our headcount by about 25%. These investments establish the groundwork for accelerated growth in 2013 and beyond, and will also allow us to further expand our product offering while creating higher barriers of entry for our competitors. For example, new developments that integrate mobility and our patent-pending ClickButler technology into shift optimization provide a differentiated product that meets the demands of an evolving market and delivers a unique value and functionality not offered by any other vendor.”

“The investments in our three major growth initiatives: mobility, cloud services and geographic expansion, continue to progress and we see increased return on these efforts. In mobility, there was a noticeable increase in interest in our solutions and, in 2012, 80% of our new customers purchased our mobile solution. In the cloud, we have added 10 new customers during the past year, and our pipeline for cloud-based solutions is considerably larger than what it was a year ago. We expect this growth to continue and translate into increased revenues going forward. Similarly, in terms of new territories, we are entering new markets and winning new deals. As we continue to execute our strategic long term plan, we are confident we will be able to accelerate growth beyond the historical rates we have been used to,” Dr. BenBassat concluded.

Financial Outlook

For 2013, the Company currently expects top line growth of 20% to 25%, and to achieve revenues in the $120 to $125 million range. This outlook is based on approximately $33.2 million in backlog and deferred revenues, current visibility into a growing sales pipeline and expected expansion into new territories and industry verticals. Non-GAAP fully diluted earnings per share for 2013 is expected to be in the range of $0.24 to $0.30, which excludes share-based compensation, deferred taxes expense and amortization of intangible assets costs of approximately $0.08, $0.01 and $0.01 per fully diluted share respectively. GAAP fully diluted earnings per share is expected to be in the range of $0.14 to $0.20.

Cash Dividend

ClickSoftware also announced today that on February 3, 2013, its Board of Directors approved a $0.08 per share dividend to be paid on March 4, 2013 to all shareholders of record as of the close of business on February 18, 2013. The dividend will be paid net of any required tax. The Company does not have a formal policy governing the amounts and payment of dividends, and the declaration and payment of future dividends, if any, is at the discretion of the Company’s Board of Directors.

Investors Conference Call

ClickSoftware will host a conference call today at 9:00 a.m. EST to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call (888) 668-9141 and ask for the ClickSoftware conference call. International participants, please call +972-3-918-0609. The call will be broadcasted by live webcast on the internet (in listen mode only) at http://ir.clicksoftware.com. A replay of this webcast will be available on the ClickSoftware website. Alternatively, a telephone replay of the call will be available for a week by calling (888) 326-9310 (international callers can dial +972-3-925-5901).

About ClickSoftware

ClickSoftware (NasdaqGS: CKSW) is the leading provider of automated mobile workforce management and service optimization solutions for the enterprise, both for mobile and in-house resources. As pioneers of the “Service chain optimization” and “The real-time service enterprise” concepts, our solutions provide organizations with end-to-end visibility and control of the entire service management chain by optimizing forecasting, planning, shift and task scheduling, mobility and real-time management of resource and customer communication.

Available via the cloud or on-premise, our products incorporate best business practices and advanced decision-making algorithms to manage service operations more efficiently, in a scalable, integrated manner. Our solutions have become the backbone for many leading organizations worldwide by addressing the fundamental question of job fulfillment: Who does What, for Whom, With what, Where and When.

ClickSoftware is the premier choice for delivering superb business performance to service sector organizations of all sizes. The Company is headquartered in the United States and Israel, with offices across Europe, and Asia Pacific. For more information, please visit www.clicksoftware.com and follow us on Twitter, the content of which is not a part of this press release.

To download ClickSoftware’s investor relations app, which offers access to SEC documents, press releases, videos, audiocasts and more, please visit https://itunes.apple.com/us/app/cksw-ir/id530880886?mt=8 to download on your iPhone and iPad, or https://play.google.com/store/apps/details?id=com.theirapp.ckswir&hl=en for your Android mobile device.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains Non-GAAP financial measures of net income and net income per share that exclude the effects of share-based compensation, tax benefit related to the update of deferred tax asset and the amortization of acquired intangible assets. The Company’s management believes the Non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the Company's on-going core operations and prospects for the future. Management also uses both GAAP and Non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The Non-GAAP financial measures disclosed by the Company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and Non-GAAP measures are provided later in this press release.

Safe Harbor for Forward Looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S Federal securities laws. These forward-looking statements include, but are not limited to, those statements regarding future results of operations, including our outlook for full year 2013 revenues and non-GAAP earnings per share, visibility into future periods and pipeline, winning new business, expected growth in mobility solutions and cloud services and demand for those offerings, expected expansion in new territories and new markets, growth and future rates of growth and expectations of future cash flows and dividends. Such “forward-looking statements” involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. Achievement of these results by ClickSoftware may be affected by many factors, including, but not limited to, risks and uncertainties regarding the general economic outlook, more attractive investments than dividends that may become available, the length of or changes in ClickSoftware’s sales cycle, ClickSoftware’s ability to close sales to potential customers in a timely manner and maintain or strengthen relationships with strategic partners, the timing of revenue recognition, foreign currency exchange rate fluctuations, and ClickSoftware’s ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in ClickSoftware's annual report on Form 20-F for the year ended December 31, 2011 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, ClickSoftware is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. In thousands, except share and per share amounts)

	Three Months Ended
	December 31, 2012		December 31, 2011
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$10,847	38%	$9,163	38%
Services	17,552	62%	14,796	62%
Total revenues	28,399	100%	23,959	100%
Cost of revenues:
Software license	1,154	4%	755	3%
Services	8,728	31%	8,220	34%
Total cost of revenues	9,882	35%	8,975	37%
Gross profit	18,517	65%	14,984	63%

Operating expenses:
Research and development costs, net	3,871	14%	2,601	11%
Selling and marketing expenses	8,725	31%	6,105	25%
General and administrative expenses	2,335	8%	2,095	9%
Impairment of goodwill	-	-	939	4%
Total operating expenses	14,931	53%	11,740	49%

Operating income	3,586	13%	3,244	14%
Other income	110	0%	-	-
Interest income, net	64	0%	179	1%
Net income before taxes	$3,760	13%	$3,423	14%
Tax (benefit) expense, net	(146)	(1)%	552	2%
Net income	$3,906	14%	$2,871	12%

Net earnings per ordinary share:
Basic	$0.12		$0.09
Diluted	$0.12		$0.09
Shares used in computing basic net income per share	31,622,991		31,297,842
Shares used in computing diluted net income per share	32,747,616		32,758,847

ClickSoftware Technologies Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share amounts)

	Year Ended
	December 31, 2012 (Unaudited)		December 31, 2011 (Audited)
	$	% of Revenues	$	% of Revenues
Revenues:
Software license	$34,541	35%	$31,542	36%
Services	65,505	65%	55,545	64%
Total revenues	100,046	100%	87,087	100%
Cost of revenues:
Software license	3,686	4%	2,519	3%
Services	35,185	35%	29,177	34%
Total cost of revenues	38,871	39%	31,696	36%
Gross profit	61,175	61%	55,391	64%
Operating expenses:
Research and development costs, net	13,146	13%	9,019	10%
Selling and marketing expenses	31,977	32%	23,382	27%
General and administrative expenses	8,779	9%	7,386	8%
Impairment of goodwill	-	-	939	1%
Total operating expenses	53,902	54%	40,726	47%
Operating income	7,273	7%	14,665	17%
Other income	110	0%	-	-
Interest income, net	274	0%	7	0%
Net income before taxes	$7,657	8%	$14,672	17%
Tax expense, net	169	0%	2,462	3%
Net income	$7,488	8%	$12,210	14%
Net earnings per ordinary share:
Basic	$0.24		$0.39
Diluted	$0.23		$0.38
Shares used in computing basic net income per share	31,545,435		31,014,373
Shares used in computing diluted net income per share	32,837,789		32,226,883

ClickSoftware Technologies Ltd.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)

	December 31, 2012	December 31, 2011
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$12,793	$14,683
Deposits	30,310	28,243
Marketable securities	15,635	10,945
Trade receivables, net	21,792	23,378
Deferred taxes	220	540
Other receivables and prepaid expenses	3,398	2,610
Total current assets	84,148	80,399
LONG TERM ASSETS
Property and equipment, net	4,206	3,873
Deposits	621	1,093
Other receivables and prepaid expenses	275	233
Deferred taxes	1,230	550
Intangible assets, net	452	1,166
Goodwill	1,572	1,572
Severance pay funds	1,965	1,746
Total long term assets	10,321	10,233
Total Assets	$94,469	$90,632

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable and accrued expenses	$16,536	$13,608
Dividend payable	-	2,536
Deferred revenues	9,047	9,529
Total current liabilities	25,583	25,673

LONG TERM LIABILITIES
Accrued severance pay	4,465	3,847
Deferred taxes liability	-	180
Deferred revenues	1,503	1,828
Total long term liabilities	5,968	5,855
Total liabilities	31,551	31,528

SHAREHOLDERS’ EQUITY
Ordinary shares of NIS 0.02 par value	132	131
Additional paid-in capital	87,566	84,383
Accumulated deficit	(25,296)	(25,200)
Accumulated other comprehensive income	559	(167)
Treasury stock, at cost: 39,000 shares	(43)	(43)
Total shareholders' equity	62,918	59,104
Total Liabilities and shareholders' equity	$94,469	$90,632

ClickSoftware Technologies Ltd. CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands)

	Year Ended
	December 31, 2012 (Unaudited)	December 31, 2011 (Audited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$7,488	$12,210
Adjustments to reconcile net income to
net cash provided by operating activities:
Income and expense items not involving cash flows:
Depreciation	2,144	1,519
Amortization of deferred compensation	2,534	1,731
Amortization of acquired intangible assets	715	782
Impairment of goodwill	-	939
Impairment of acquired intangible assets	-	55
Severance pay, net	399	373
Gain on marketable securities	(146)	(94)
Other	12	11
Changes in operating assets and liabilities:
Trade receivables	1,586	(9,123)
Deferred taxes	(540)	1,310
Other receivables	(104)	(443)
Accounts payable and accrued expenses	2,928	1,034
Deferred revenues	(807)	1,623
Net cash provided by operating activities	$16,209	$11,927
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of equipment	(2,490)	(2,018)
Increase in deposits	(1,595)	(11,969)
Investments in marketable securities	(7,459)	(8,298)
Proceeds from sale of marketable securities	2,915	5,286
Net cash used in investment activities	$(8,629)	$(16,999)
CASH FLOWS FROM FINANCING ACTIVITIES
Dividend paid	(10,120)	(7,481)
Employee options exercised	650	1,487
Net cash used in financing activities	$(9,470)	$(5,994)
DECREASE IN CASH AND CASH EQUIVALENTS	(1,890)	(11,066)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	14,683	25,749
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$12,793	$14,683

ClickSoftware Technologies Ltd. SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS (Unaudited. In thousands, except per share amounts)

	Three Months Ended
	December 31, 2012		December 31, 2011
	$	% of Revenues	$	% of Revenues

GAAP Net income	$3,906	14%	$2,871	12%
Share-based compensation (1)	652		510
Amortization of intangible assets (2)	150		176
Impairment of goodwill and other intangible assets	-		994
Deferred taxes	(470)		300
Non-GAAP Net income	$4,238	15%	$4,851	20%

GAAP Earnings per share (diluted)	$0.12		$0.09
Share-based compensation	0.02		0.02
Amortization of intangible assets	0.00		0.00
Impairment of goodwill and other intangible assets	0.00		0.03
Deferred taxes	(0.01)		0.01
Non-GAAP Earnings per share (diluted)	$0.13		$0.15

(1) Share-based compensation:
Cost of services	$85		$52
Research and development costs, net	69		42
Selling and marketing expenses	173		101
General and administrative expenses	325		315
	$652		$510

(2) Amortization of intangible assets:
Cost of revenues	$121		$147
Research and development costs, net	29		29
	$150		$176

ClickSoftware Technologies Ltd. SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS (Unaudited. In thousands, except per share amounts)

	Year Ended
	December 31, 2012		December 31, 2011
	$	% of Revenues	$	% of Revenues

GAAP Net income	$7,488	7%	$12,210	14%
Share-based compensation (1)	2,534		1,731
Amortization of intangible assets (2)	715		782
Impairment of goodwill and other intangible assets	-		994
Deferred taxes	(540)		1,310
Non-GAAP Net income	$10,197	10%	$17,027	20%

GAAP Earnings per share (diluted)	$0.23		$0.38
Share-based compensation	0.08		0.05
Amortization of intangible assets	0.02		0.03
Impairment of goodwill and other intangible assets	0.00		0.03
Deferred taxes	(0.02)		0.04
Non-GAAP Earnings per share (diluted)	$0.31		$0.53

(1) Share-based compensation:
Cost of services	$312		$202
Research and development costs, net	254		168
Selling and marketing expenses	611		389
General and administrative expenses	1,357		972
	$2,534		$1,731

(2) Amortization of intangible assets:
Cost of revenues	$597		$664
Research and development costs, net	118		118
	$715		$782